
May 25, 2021

Amir Adnani
President, Chief Executive Officer
URANIUM ENERGY CORP
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia, Canada, V6E 2Y3

> **Re: URANIUM ENERGY CORP**
> **Registration Statement on Form S-3**
> **Filed May 17, 2021**
> **File No. 333-256170**

Dear Mr. Adnani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation